December 18, 2007

Mail Stop 4561

Louis A. Bevilacqua
Thelen Reid Brown Raysman & Steiner LLP
701 8th Street, NW
Washington, DC 20001

> **Re: China Public Security Technology, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 21, 2007**
> **File No. 333-147592**

Dear Mr. Bevilacqua:

This is to advise you that we have not reviewed, and will not review, the above registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Lewis A. Bevilacqua
        Thelen Reid Brown Raysman & Steiner LLP
        701 8th Street, NW
        Washington, DC 20001
        Facsimile number: (202) 508-4321